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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                      RULE 13E-3/A TRANSACTION STATEMENT
                      (AMENDMENT NO. 2 - FINAL AMENDMENT)
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                   ----------------------------------------

                            Capital Re Corporation
                             (Name of the Issuer)

                                  ACE Limited
                     (Name of Person(s) Filing Statement)

                                 Common Stock
                           par value $0.01 per share
                        (Title of Class of Securities)

                                  140432  105
                     (CUSIP Number of Class of Securities)


           Alan S. Roseman                         Peter N. Mear
        Capital Re Corporation              General Counsel & Secretary
     1325 Avenue of the Americas                 The ACE Building
       New York, New York 10019                30 Woodbourne Avenue
            (212) 974-0100                    Hamilton HM 08, Bermuda
                                                    (441) 295-5200

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                             with copies to:
     Michael J. Silver                             Edward S. Best
  Hogan & Hartson L.L.P.                        Mayer, Brown & Platt
 111 South Calvert Street                     190 South LaSalle Street
 Baltimore, Maryland 21202                    Chicago, Illinois 60603
      (410) 659-2700                               (312) 782-0600


This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b. [X] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
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                                 INTRODUCTION

     This Amendment No. 2 - Final Amendment to Schedule 13E-3 Transaction Statement (the "Statement") is being filed by ACE Limited ("Purchaser"), a Cayman Islands company. Purchaser holds approximately 15.9% of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Capital Re Corporation, a Delaware corporation (the "Company"). This Statement relates to a proposed merger (the "Merger") in which the Company would merge with and into CapRe Acquisition Corp., a Delaware corporation (the "Merger Sub") and a wholly owned subsidiary of Purchaser, and the Shares, other than those Shares held by Purchaser, would be converted into 0.65 of a Purchaser ordinary share plus a cash payment equal to the difference between the market value of 0.65 of a Purchaser ordinary share and $14.00. This Final Amendment No. 2 amends the Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed on November 29, 1999 and the Schedule 13E-3 Transaction Statement filed on November 12, 1999. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

     This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities and Exchange Act of 1934, as amended, to report the results of the Merger. The Company, which was a party to the Transaction Statement, is not a party hereto because it no longer exists as a result of the Merger, which was consummated on December 30, 1999. The Merger Sub was the surviving corporation in the Merger (the "Surviving Corporation"). Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

Item 1.   Issuer and Class of Security Subject to the Transaction.

     (a) As a result of the consummation of the Merger on December 30, 1999, each of the 1,000 shares of common stock, par value of $.01 per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the effective time of the Merger, remained as one validly issued, fully paid and nonassessable share, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each Share owned by Purchaser immediately prior to the effective time of the Merger, as well as each share of capital stock of the Company that was held in the treasury of the Company immediately prior to the effective time of the Merger, was canceled and extinguished without any conversion right thereof and without any consideration payable therefor. Each Share issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned by Purchaser or held in the treasury of the Company) was converted into and represents the right to receive 0.65 of an ordinary share, par value $0.041666667 per share ("Ordinary Shares"), of Purchaser and an amount in cash equal to $3.4456, payable to the holder thereof, without any interest thereon. As of the date hereof, there are 1,000 shares of Surviving Corporation Common Stock issued and outstanding, and there is one holder of record of such stock.
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     As a result of the Merger, the Shares ceased to trade on the New York Stock
Exchange and became eligible for delisting from the New York Stock Exchange and termination of registration pursuant to Rules 12g-4 and 12h-3 of the Securities Exchange Act of 1934. Accordingly, the Surviving Corporation has filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

Item 4.   Terms of the Transaction.

     (a) Each Share issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned by Purchaser or held in the treasury of the Company) was converted into and represents the right to receive 0.65 of an Ordinary Share and an amount in cash equal to $3.4456, payable to the holder thereof, without any interest thereon.

Item 6.   Source and Amounts of Funds or Other Consideration.

     (a) Purchaser issued approximately 20.8 million Ordinary Shares, and paid approximately $110.3 million in cash in the Merger.

Item 10.  Interest in Securities of the Issuer.

     (a) As a result of the consummation of the Merger on December 30, 1999, Purchaser has acquired the entire equity interest in the Surviving Corporation.

Item 16.  Additional Information.

     The Merger Agreement was approved by the stockholders of the Company at the special meeting of the stockholders of the Company held on December 30, 1999 (the "Special Meeting"), and the transactions contemplated by the Merger Agreement were completed on that date. Of the 38,093,398 Shares outstanding on the November 26, 1999 record date, 32,110,248 of such Shares (approximately 84.3%) were represented in person or by proxy at the Special Meeting, and 32,022,314 of such Shares (approximately 84.1%) voted in favor of the proposal to approve the Merger Agreement. The number of shares voted in favor of the Merger Agreement was sufficient to approve the Merger. On December 30, 1999, a Certificate of Merger was duly filed with the Secretary of State of the State of Delaware. The Certificate of Merger also changed the name of Merger Sub to "Capital Re Corporation." The Merger became effective on that date.

Item 17.  Material to be Filed as Exhibits.

     (a)-(e) The Exhibit Index attached to this Final Amendment is incorporated herein by reference.
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 6, 2000              ACE LIMITED

                                    By: /s/ Peter Mear
                                        ------------------------------------
                                        Name: Peter Mear
                                        Title: General Counsel and Secretary
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                                 EXHIBIT INDEX



Exhibit No.    Description
-----------    -----------

(a)            Not Applicable

(b)(1) Opinion of Goldman, Sachs & Co. (attached as Appendix C to the Proxy Statement/Prospectus)*

(b)(2)         Written Presentation Materials of Credit Suisse First Boston
               Corporation*

(c)(1) Stock Option Agreement (attached as Appendix B to the Proxy Statement/Prospectus)

(c)(2)         Capital Support Agreement*

(c)(3) Agreement and Plan of Merger, as amended (attached as Appendix A to the Proxy Statement/Prospectus)

(c)(4)         Stockholder Support Agreements*

(d)(1)         Proxy Statement/Prospectus*

(d)(2) Capital Re Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 1999 is incorporated herein by reference

(d)(3) Capital Re Corporation Definitive Proxy Statement on Schedule 14A filed on April 26, 1999 is incorporated herein by reference

(d)(4)         Press Release dated December 30, 1999 regarding completion of the
               Merger.

(e) Appraisal Rights under Delaware General Corporation Law (attached as Appendix D to the Proxy Statement/Prospectus)

* Previously filed